SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C.  20549


                                        FORM 11-K/A


                             AMENDMENT NO. 1 TO ANNUAL REPORT
                               PURSUANT TO SECTION 15(d) OF
                            THE SECURITIES EXCHANGE ACT OF 1934
                             ON FORM 11-K FOR THE FISCAL YEAR
                                  ENDED DECEMBER 31, 1993


                                    PSI RESOURCES, INC.
                    (Exact name of registrant as specified in charter)


                                   1000 East Main Street
                                 Plainfield, Indiana 46168
                         (Address of principal executive offices)


      The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its 1993 Annual Report on Form 11-K for the Union Employees' 401(k) Savings Plan, as filed as an exhibit to its 1993 Annual Report on Form 10-K as amended by Form 10-K/A, Amendment No. 1, as set forth in the pages attached hereto.

(List all such items, financial statements, exhibits or other portions amended.)


Exhibits

      EXHIBIT:  Union Employees' 401(k) Savings Plan 1993 Summary Annual Report




      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     PSI RESOURCES, INC.
                                                        (Registrant)

   Date:   September 22, 1994              By:          Charles J. Winger
                                                     Comptroller and Principal
                                                        Accounting Officer



                             FINANCIAL STATEMENTS AND EXHIBITS




                                                                     Page No.
								(a) Financial Statements
            Report of Independent Public Accountants                   3
            Statement of Financial Condition as of
                  December 31, 1993                                    4-4a
            Statement of Financial Condition as of
                  December 31, 1992                                    5-5a
            Statement of Income and Other Changes in Plan Equity
                  for the Year Ended December 31, 1993                 6-6a
            Statement of Income and Other Changes in Plan Equity
                  for the Year Ended December 31, 1992                 7-7a
            Statement of Income and Other Changes in Plan Equity
                  for the Year ended December 31, 1991                 8-8a
            Notes to Financial Statements                              9-16
            Financial Statement Schedules (As Required By The Employee
               Retirement Income Security Act)
                 Schedule I - Schedule of Assets Held For Investment
                       Purposes - December 31, 1993                    17
                 Schedule I - Schedule of Assets Held For Investment
                        Purposes - December 31, 1992                   18
                  Schedule II - Schedule of Reportable Transactions -
                        December 31, 1993                              19




      (b)   Exhibits
                  Copies of the documents listed below which are identified
																		with an asterisk (*) have heretofore been filed with the
																		Securities and Exchange Commission.  Exhibits not so
																		identified are filed herewith.

                  *1)  Consent of Independent Public Accountants
                   2)  Union Employees' 401(k) Savings Plan
                             1993 Summary Annual Report
















                           UNION EMPLOYEES' 401(k) SAVINGS PLAN

                                1993 SUMMARY ANNUAL REPORT



      This is a summary of the Annual Report for the Union Employees' 401(k)
						Savings Plan (EIN35-0594457) for 1993.  The 1993 Annual Report has been
					 filed with the Internal Revenue Service, as required under the Employee
					 Retirement Income Security Act of 1974 (ERISA).

      Benefits under the Plan are provided through a trust established by the Company. A total of 1,468 persons were participants of the Plan at the
					 end of 1993.

      The value of Plan assets at the beginning of the year was $16,715,874 and employee contributions were $2,738,778 while employer contributions were
      $1,748,763. Income for the year was $659,792 and expenses including distribution of benefits to employees were $256,527.  Transfers from
						the Plan to the Employees' 401(k) Savings Plan were $183,751.  Realized
					 gains on disposition of assets were $1,184,970.  Unrealized appreciation
						of assets was $2,810,849.  The value of Plan assets at the end of the
						year was $25,418,748.

      You have the right to receive a copy of the Annual Report for the Union
      Employees' 401(k) Savings Plan, which includes a statement of the
						assets and liabilities and a statement of income and expenses of the
						Plan.  To obtain a copy of the Annual Report, or any part thereof,
						please contact R. L. Bond, Payroll-Benefits section.

      You also have the right to examine the Annual Report at 1000 East Main
						Street, Plainfield, Indiana  46168, and at the U. S. Department of
					 Labor in Washington, D.C. or to obtain a copy from the U. S. Department
						of Labor upon payment of copying costs.  Requests to the Department
						should be addressed to: Public Disclosure Room N5507, Pension and Welfare
					 Benefit Administration, Department of Labor, 200 Constitution Avenue,
      N.W., Washington, D.C.  20210.